Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated December 27, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333–183965

January 24, 2013

Gladstone Land Corporation (“Gladstone Land”) has filed a registration statement on Form S-11, including a preliminary prospectus, dated December 27, 2012, relating to the offering of common stock of Gladstone Land (the “Preliminary Prospectus”), with the SEC to which this free writing prospectus relates. Before you invest, you should read the Preliminary Prospectus included in Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333–183965) and the other documents Gladstone Land has filed with the SEC for more complete information about Gladstone Land and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Gladstone Land or any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Janney Montgomery Scott at 617-557-2971.

The Preliminary Prospectus has been updated by Pre-Effective Amendment No. 5 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1495240/000119312513022140/d412144ds11a.htm.

The information in this free writing prospectus is preliminary and is subject to completion or change and should be read together with the Preliminary Prospectus.

The following information supplements and updates the Preliminary Prospectus by disclosing the preliminary estimates of Gladstone Land’s financial results for the year ended December 31, 2012.

Recent Developments

Preliminary Results for the Year Ended December 31, 2012

Set forth below are certain preliminary estimates of our results of operations for the year ended December 31, 2012. These estimates represent the most current information available to management because our financial closing procedures for the quarter and year ended December 31, 2012 are not yet complete. These estimates are not a comprehensive statement of our financial results for the year ended December 31, 2012, and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments arising between now and the time that our financial results for the year ended December 31, 2012 are finalized. The estimates for the year ended December 31, 2012 are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Concerning Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Data” and our financial statements and related notes included in Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 filed on December 27, 2012.

The preliminary financial data included herein has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PwC does not express an opinion or any other form of assurance with respect thereto.

The following are preliminary estimates for the year ended December 31, 2012:

Total operating revenues for the year ended December 31, 2012 are preliminarily estimated to be approximately $3.4 million, compared to $3.0 million for the year ended December 31, 2011. The increase in operating revenues was a result of our two property acquisitions during 2012, coupled with holding properties acquired during 2011 for a full year.

Total operating expenses for the year ended December 31, 2012 are preliminarily estimated to be approximately $1.5 million, compared to total operating expenses of $1.7 million for the year ended December 31, 2011. The estimated decrease in total operating expenses for the year ended December 31, 2012 when compared to the year ended December 31, 2011 was primarily due to a decrease in professional fees. During 2010, we incurred professional fees for the preparation of the registration statement that was later withdrawn for our previously proposed public offering. These professional fees were capitalized in 2010 and subsequently expensed in 2011.

Total other expenses for the year ended December 31, 2012 are preliminarily estimated to be approximately $1.0 million, compared to total other expenses of $1.3 million for the year ended December 31, 2011. The estimated decrease in total other expenses for the year ended December 31, 2012 when compared to the year ended December 31, 2011 was primarily due to a loss on early extinguishment of debt that was recognized during 2011.

Net income, less a provision for income taxes of $0.4 million, for the year ended December 31, 2012 is preliminarily estimated to be approximately $0.5 million, compared to $0.01 million for the year ended December 31, 2011.

Additionally, we estimate that our total assets will be approximately $40.3 million at December 31, 2012, compared to $32.8 million as of December 31, 2011, primarily due to the acquisition of the Colding Loop Farm and Trapnell Road Farms during the year ended December 31, 2012. Our mortgage note payable increased to $30.7 million at December 31, 2012 as compared to $22.9 million as of December 31, 2011, primarily due to the long-term financing incurred in connection with these acquisitions. The borrowings outstanding under our line of credit decreased to $0.1 million at December 31, 2012 as compared to $1.2 million as of December 31, 2011, primarily due to proceeds from long-term financings that closed during the year ended December 31, 2012, which were used to pay down the line of credit.

We expect that our closing procedures with respect to the year ended December 31, 2012 and our independent registered public accounting firm’s audit of those financial statements will not be completed until after this offering is completed. Accordingly, our consolidated financial statements as of and for the year ended December 31, 2012 will not likely be available until after this offering is completed.

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